Exhibit (a)(5)(i)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The tender offer (as defined below) is made solely by the Offer to Purchase dated April 18, 2005 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, stockholders in any jurisdiction where it would be illegal to do so. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of Kerr-McGee Corporation by J.P. Morgan Securities Inc. or Lehman Brothers Inc., the Dealer Managers for the tender offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash
by
Kerr-McGee Corporation
of
Up to 43,500,000 Shares of its Common Stock
(Including the Associated Preferred Stock Purchase Rights)
at
a Purchase Price Not Greater Than $92.00 Nor Less Than $85.00 Per Share

        Kerr-McGee Corporation, a Delaware corporation ("Kerr-McGee"), is offering to purchase for cash up to 43,500,000 shares of its common stock, par value $1.00 per share, including the associated preferred stock purchase rights (the "shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the "tender offer").

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MAY 18, 2005 (THE "EXPIRATION DATE"), UNLESS THE TENDER OFFER IS EXTENDED.

        Upon the terms and subject to the conditions of the tender offer, Kerr-McGee will determine a single price (the "purchase price"), not greater than $92.00 nor less than $85.00 per share, that it will pay for the shares properly tendered pursuant to the tender offer and not properly withdrawn, taking into account the number of shares so tendered and the prices specified by tendering stockholders. Kerr-McGee will select the lowest price that will allow it to purchase 43,500,000 shares (or such lesser number as are properly tendered and not properly withdrawn) pursuant to the tender offer. Kerr-McGee will purchase all shares properly tendered at prices at or below the purchase price and not properly withdrawn upon the terms and subject to the conditions of the tender offer, including the provisions relating to "odd lot" priority, proration and conditional tender described in the Offer to Purchase. If more than 43,500,000 shares, or such greater number of shares as Kerr-McGee may elect to purchase subject to applicable law, have been validly tendered at prices at or below the purchase price selected by Kerr-McGee and not properly withdrawn prior to the Expiration Date, Kerr-McGee will purchase shares on the following basis:

        (a)   first, from all stockholders who own beneficially or of record, an aggregate of fewer than 100 shares ("odd lots") who properly tender, and do not properly withdraw, all of such shares at or below the purchase price selected by Kerr-McGee (partial tenders will not qualify for this preference);

        (b)   second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares from all other stockholders who properly tender, and do not properly withdraw, shares at or below the purchase price selected by Kerr-McGee; and

        (c)   third, only if necessary to permit Kerr-McGee to purchase 43,500,000 shares (or such greater number of shares as Kerr-McGee may elect to purchase subject to applicable law) from holders who have tendered shares conditionally (for which the condition was not initially satisfied) at or below the purchase price selected by Kerr-McGee by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them before the expiration of the tender offer.

        All other shares that have been tendered and not purchased will be returned to stockholders promptly after the Expiration Date. Kerr-McGee expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 of the Offer to Purchase shall have occurred or shall be deemed by Kerr-McGee to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of a tendering stockholder to withdraw such stockholder's shares.

        In the event the purchase price is less than the maximum price of $92.00 per share and more than 43,500,000 shares are tendered in the tender offer at or below the purchase price, Kerr-McGee intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that it will repurchase up to $4 billion of its shares. By way of example, if the final purchase price is the minimum purchase price of $85.00 per share, Kerr-McGee intends to purchase up to an additional 3,227,763 of its outstanding shares to the extent tendered in the tender offer.

        Tenders of shares made pursuant to the tender offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 12:00 Midnight, New York City time, on Monday, June 13, 2005. To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, and the name of the registered holder of the shares, if different from that of the person who tendered such shares. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of shares tendered by an Eligible Institution, must be submitted prior to the release of such shares. Any such notice must specify the name of the registered holder, if different from that of the tendering stockholder, and the serial numbers shown on the particular certificate evidencing the shares to be withdrawn. In the case of shares tendered pursuant to the procedures for book-entry transfer, any such notice must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn shares.

        For purposes of the tender offer, Kerr-McGee will be deemed to have accepted for payment shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the odd lot priority, proration and conditional tender provisions of the tender offer, only when, as and if Kerr-McGee gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.

        Payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such shares or a timely confirmation of a book-entry transfer of such shares into the Depositary's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

        In determining to proceed with the tender offer, the Board of Directors of Kerr-McGee has reviewed, with the assistance of management and outside advisors, its strategic plan, its use of cash flows from operations for, among other things, capital expenditures, acquisitions, debt repayment, dividends and share repurchases, and a variety of alternatives for using Kerr-McGee's available financial resources. Before determining to proceed with the tender offer, the Board of Directors also considered, with the assistance of management and outside advisors, Kerr-McGee's capital structure, free cash flow, financial position and dividend policy, the commodity price environment for oil and gas, the anticipated cost and availability of financing and the market price of Kerr-McGee's shares, as well as Kerr-McGee's operations, strategy and expectations for the future.

        Based on its review, the Board of Directors has determined that returning capital to its stockholders through the tender offer is a prudent use of Kerr-McGee's financial resources and an effective means of providing value to Kerr-McGee's stockholders. In particular, the Board of Directors believes the tender offer will provide stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of capital if they so elect, without potential disruption to the share price and the usual transaction costs associated with market sales. Conversely, the tender offer also affords stockholders the option not to participate and, thereby, to increase their relative percentage interest in Kerr-McGee and its future results.

        Kerr-McGee's Board of Directors has approved the tender offer. However, neither Kerr-McGee nor its Board of Directors nor the Dealer Managers make any recommendation to any stockholder whether to tender or refrain from tendering shares or as to the purchase price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender their shares. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal. Kerr-McGee's directors and executive officers have advised Kerr-McGee that they do not intend to tender shares pursuant to the tender offer.

        In certain circumstances, a tendering stockholder whose shares are purchased in the tender offer may be treated for U.S. federal income tax purposes as having received an amount taxable as a distribution or dividend rather than as a capital gain or loss. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the tender offer.

        The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.

        Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at Kerr-McGee's expense at the address and telephone number set out below. Any questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set out below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the tender offer.

The Information Agent for the Tender Offer is:

17 State Street
New York, New York 10004
Stockholders Call Toll Free (877) 278-6310
Banks and Brokers Call (212) 440-9800

The Dealer Managers for the Tender Offer are:

Lehman Brothers
J.P. Morgan Securities Inc. 277 Park Avenue New York, New York 10172 (212) 622-2470 (Call Collect) (866) 229-1836 (Call Toll Free)	745 Seventh Avenue New York, New York 10019 (212) 526-7850 (Call Collect) (800) 666-2388 ext. 57850 (Call Toll Free) Attention: Equity Corporate Services, Kevin Blum

        April 18, 2005